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03050969

WRITER'S DIRECT LINE

202 682-7296

April 1, 2003


RECD S.E.C.
APR 3 - 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

BOARD CHANGE AT GREENCORE GROUP PLC

The Board of Greencore Group plc announces that Neil Chalk will resign from the Board and from his position as Strategy and Investment Director with effect from 18th April, 2003.

Neil has made a very significant contribution to our Group and our business, both before and after the completion of our acquisition of Hazlewood Foods. We thank him for his effort, commitment and wise counsel and wish him every success in his future career.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

31st March, 2003.